As filed with the Securities and Exchange Commission on April 3, 2006

Registration No. 333-_________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
FORM F-80

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FIRST QUANTUM MINERALS LTD.
(Exact Name of Registrants as specified in its charter)

British Columbia, Canada	N/A	N/A
(Province or other jurisdiction of	(Primary Industrial Classification	I.R.S. Employer Identification Number
incorporation or organization)	Code Number (if applicable))	(if applicable)

543 Granville Street, 8th Floor, Vancouver, British Columbia, Canada V6C 1X8, 604-688-6577
(Address and telephone number of Registrant's principal executive offices)

National Corporate Research, Ltd.
225 West 34th Street, Suite 910
New York, NY 10122
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

_________________

Copy to:

Ellen J. Odoner, Esq.	John S. M. Turner, Esq.
P.J. Himelfarb, Esq.	Fasken Martineau DuMoulin LLP
Weil, Gotshal & Manages LLP	Toronto Dominion Bank Tower
767 Fifth Avenue	Toronto-Dominion Centre
New York, NY 10153	Box 20, Suite 4200
(212) 310-8000	66 Wellington Street West
Toronto, ON M5K 1N6
(416) 366-8381

        Approximate date of commencement or proposed sale of the securities to the public: as soon as practicable after this Registration Statement becomes effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:    [    ]

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1.    HOME JURISDICTION DOCUMENTS

(a)	Offer to Purchase and Circular, dated February 2, 2006, including Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery.(1)

(b)	Notice of Variation and Extension, dated March 10, 2006.(2)

(c)	Notice of Variation and Extension, dated March 21, 2006, including Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery.(3)

(d)	Notice of Variation and Extension, dated April 3, 2006.

ITEM 2.    INFORMATIONAL LEGENDS

(a)	See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular, dated February 2, 2006.(1)

(b)	See “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 10, 2006.(2)

(c)	See “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 21, 2006.(3)

(d)	See “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated April 3, 2006.

ITEM 3.    INCORPORATION OF CERTAIN INFORMATION BY REFERENCES

See “Documents Incorporated by Reference” in the Offer to Purchase. As required by this Item, the Offer to Purchase and Circular provide that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of First Quantum Minerals Ltd. at 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8 (telephone: (604) 688-6577).

ITEM 4.    LIST OF DOCUMENTS FILED WITH THE COMMISSION

(a)	See “Documents filed with the SEC” in the Offer to Purchase and Circular dated February 2, 2006.(1)

(b)	See “Documents filed with the SEC” in the Notice of Variation and Extension dated March 21, 2006.(3)

(c)	See “Documents filed with the SEC” in the Notice of Variation and Extension dated April 3, 2006.

_________________

(1)	Previously filed with First Quantum Minerals, Ltd.’s Form F-80 (File No. 333-131481) filed on February 2, 2006.

(2)	Previously filed with the First Quantum Minerals, Ltd.’s Amendment No. 1 to Form F-80 (File No. 333-131481) filed March 10, 2006.

(3)	Previously filed with the First Quantum Minerals, Ltd.’s Amendment No. 2 to Form F-80 (File No. 333-131481) filed March 21, 2006.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. If you are a resident of the United Kingdom and you have any doubt about the Offer or what action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the United Kingdom Financial Services and Markets Act 2000. No securities regulatory authority in Canada, the United States or the United Kingdom has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise. In particular, this document does not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom. Accordingly, this document has not been, and will not be, reviewed or approved by the Financial Services Authority or by the London Stock Exchange plc.

April 3, 2006

NOTICE OF EXTENSION

by

FIRST QUANTUM MINERALS LTD.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

ADASTRA MINERALS INC.

on the basis of, at the election of each holder,
(a) Cdn.$2.65 in cash per common share of Adastra Minerals Inc. (the “Cash Alternative”); or
(b) one common share of First Quantum Minerals Ltd. for every 14.76 common shares of
Adastra Minerals Inc. (the “Share Alternative”)
subject, in each case, to pro ration as set out in the notice of extension and variation dated March 21, 2006

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON APRIL 18, 2006 UNLESS FURTHER EXTENDED OR WITHDRAWN.

First Quantum Minerals Inc. (“First Quantum” or the “Offeror”) hereby gives notice that it has extended its offer dated February 2, 2006, as previously varied and extended by the notice of variation and extension dated March 10, 2006 and the notice of variation and extension dated March 21, 2006 (collectively, the “Original Offer”) to purchase all of the outstanding common shares of Adastra Minerals Inc. (“Adastra”), together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Adastra (together, the “Adastra Shares”), in order to extend the Original Offer to 5:00 p.m. (Toronto time) on April 18, 2006.

The Dealer Manager for the Offer is:

RBC Capital Markets

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This Offer is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular and this Notice of Extension in accordance with the disclosure requirements of Canada. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that First Quantum is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named in the Offer and Circular may reside outside the United States, and that a substantial portion of the assets of First Quantum and said persons are located outside the United States.

        THE FIRST QUANTUM SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Prospective investors should be aware that acquisition of First Quantum Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States, may not be described fully in the Offer and Circular.

        The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Adastra Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. The Offeror may, in its sole discretion, take such action as it may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, the Offeror may elect not to complete such action in any given instance. Accordingly, the Offeror cannot at this time assure holders of Adastra Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Adastra Shares, or of related securities, or of the First Quantum Shares, or of related securities, during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        The Offer and Circular and this Notice of Extension, and certain of the information incorporated by reference into the Offer and Circular and this Notice of Extension, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserves,” “probable reserves,” “proven reserves,” “inferred resources,” “indicated resources,” “measured resources” and “mineral resources” used or incorporated by reference in the Offer and Circular are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves (“CIM”). CIM standards differ significantly from standards in the United States. While the terms “mineral resource,” “measured resources,” “indicated resources,” and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in the Offer and Circular may not be comparable to similar information made public by United States companies.

NOTICE TO SHAREHOLDERS IN THE UNITED KINGDOM

        No action has been or is intended to be taken by First Quantum, by Numis Securities Limited or by RBC Capital Markets and its affiliated entities that would permit a public offer of First Quantum Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules published by the Financial Services Authority of the United Kingdom (the “FSA”)) before such an offer is made.

        Accordingly, as regards Shareholders resident in, or who have received the Offer in, the United Kingdom (“U.K. Shareholders”), the Offer is only being made to or directed at, and deposits of Adastra Shares will only be accepted from, a U.K. Shareholder who: (a) is, and is able to establish to the satisfaction of the Offeror that it is: (i) a qualified investor acting as principal; (ii) a qualified investor which operates in the financial markets acting on behalf of a person, not being a qualified investor, on a discretionary basis concerning the acceptance of offers on that person’s behalf; or (iii) acting on behalf, and on the instructions, of a qualified investor (in which case the Offer is made to or directed at that qualified investor); or (b) is a person to whom the Offer may otherwise be made or at whom the Offer may otherwise be directed in the United Kingdom without an approved prospectus having been made available to the public in the United Kingdom before the Offer is made. A “qualified investor” is (i) a legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) a legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (iii) a person entered on the register of qualified investors maintained by the FSA for this purpose pursuant to section 87R of FSMA; or (iv) an investor authorized by an EEA State other than the United Kingdom to be considered as a qualified person. Accordingly, any U.K. Shareholder purporting to accept the Offer must provide supporting evidence satisfactory to the Offeror that it is entitled to do so, and the Offeror shall in its sole discretion be entitled to reject any such purported acceptance of the Offer, as further described in the Offer and Circular. Shareholders who have received the Offer in the United Kingdom should consult with their legal advisors to determine whether they (or any person on whose behalf they act) are able to receive and accept the Offer. Further details in connection with the Offer and its acceptance by U.K. Shareholders are set out in the Offer and Circular.

        The content of this document, which has been prepared by and is the responsibility of the Offeror, has been approved by Numis Securities Limited of Cheapside House, 13 Cheapside, London, United Kingdom EC2V 6LH, solely for the purposes of section 21 of the FSMA. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else, and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this document. Numis Securities Limited is authorized by the FSA and its FSA registration number is 2285918.

_________________

        This Notice of Extension should be read in conjunction with the Original Offer and the circular that accompanied the offer dated February 2, 2006 (the “Original Circular” and, together with the Original Offer, the “Offer and Circular”). Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and in the letters of transmittal (the “Revised Letters of Transmittal”) and notice of guaranteed delivery (the “Revised Notice of Guaranteed Delivery”) that accompanied the notice of variation and extension dated March 21, 2006 and the letters of transmittal (the “Original Letters of Transmittal”) and the notice of guaranteed delivery (the “Original Notice of Guaranteed Delivery”) that accompanied the offer dated February 2, 2006 continue to be applicable in all respects. All references to the “Offer” in the Offer and Circular, the Letters of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended hereby, all references in such documents to the “Letters of Transmittal” mean the Original Letters of Transmittal as amended by the Revised Letters of Transmittal, all references in such documents to the “Notice of Guaranteed Delivery” mean the Original Notice of Guaranteed Delivery as amended by the Revised Notice of Guaranteed Delivery and all references in such documents to the “Circular” mean the Original Circular as amended by the notice of variation and extension dated March 10, 2006, the notice of variation and extension dated March 21, 2006 and hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

        Holders of Adastra Shares (“Shareholders”) who (i) have validly deposited and not withdrawn their Adastra Shares using the appropriate Original Letter of Transmittal and, if applicable, an Original Notice of Guaranteed Delivery and (ii) wish to elect the Share Alternative need take no further action to accept the Offer. Shareholders who (i) have validly deposited and not withdrawn their Adastra Shares using the appropriate Original Letter of Transmittal and, if applicable, an Original Notice of Guaranteed Delivery and (ii) wish to elect the Cash Alternative must withdraw their Adastra Shares by following the procedures set forth in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares” and redeposit their Adastra Shares following the procedures set out below and in Section 4 of the Offer to Purchase, “Time and Manner for Acceptance”. Shareholders who wish to accept the Offer must properly complete and duly execute the appropriate Revised Letter of Transmittal (printed on purple paper in the case of all Shareholders other than Eligible U.K. Shareholders and on orange paper in the case of Eligible U.K. Shareholders) that accompanied the notice of variation and extension dated March 21, 2006 or a manually signed facsimile thereof and deposit it, together with the certificates representing their Adastra Shares and any required evidence confirming that the Shareholder purporting to accept the Offer is eligible to do so, at one of the offices of the Depositary in accordance with the instructions in the applicable Revised Letter of Transmittal. Any Shareholder holding Adastra Shares in the form of CREST Depository Interests must additionally arrange for the appropriate electronic acceptance instructions to be sent to CREST Depository Limited. Alternatively, certain Shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”, by using the Revised Notice of Guaranteed Delivery (printed on pink paper) that accompanied the notice of variation and extension dated March 21, 2006 or a manually signed facsimile thereof. Persons whose Adastra Shares are registered in the name of a dealer, broker, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

        Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada, to RBC Capital Markets Corporation in the United States (the “Dealer Manager”), to Innisfree M&A Incorporated (the “Information Agent”) or to Computershare Investor Services Inc. (the “Depositary”). Additional copies of this Notice of Extension, the notice of variation and extension dated March 10, 2006, the notice of variation and extension dated March 21, 2006, the Offer and Circular, the Letters of Acceptance and Transmittal, and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Manager or the Depositary at their respective offices shown on the last page of this Notice of Extension.

        No person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, the Letters of Acceptance and Transmittal and this Notice of Extension and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

        The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this Notice of Extension. Any representation to the contrary is unlawful.

        This Notice of Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

EXCHANGE RATE INFORMATION

        All references to “dollars” or “$” in this document refer to United States dollars, unless otherwise indicated. The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31

	2005	2004	2003	2002	2001

Rate at end of period	1.1659	1.2036	1.2924	1.5796	1.5926
Average rate for period	1.2116	1.3015	1.4015	1.5704	1.5484

        On March 31, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.1671.

NOTICE OF EXTENSION

April 3, 2006

TO: THE HOLDERS OF ADASTRA SHARES

        This Notice of Extension amends and supplements the Offer and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the outstanding Adastra Shares, which includes the associated SRP Rights.

        Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer and Circular, Letters of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Offer and Circular, Letters of Transmittal and Notice of Guaranteed Delivery. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Offer and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery.

        All references to the “Offer” in the Offer and Circular, the Letters of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended hereby, all references in such documents to the “Letters of Transmittal” mean the Original Letters of Transmittal as amended by the Revised Letters of Transmittal, all references in such documents to the “Notice of Guaranteed Delivery” mean the Original Notice of Guaranteed Delivery as amended by the Revised Notice of Guaranteed Delivery and all references in such documents to the “Circular” mean the Original Circular as amended by the notice of variation and extension dated March 10, 2006, the notice of extension and variation dated March 21, 2006 and hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

1.    Extension of the Offer

        By notice to the Depositary given on March 31, 2006 and a news release subsequently issued by the Offeror, the Offeror extended the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on April 18, 2006, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 6 of the Offer to Purchase, “Extensions, Variations and Changes to the Offer”. Accordingly, the definitions of “Expiry Date” and “Expiry Time” in the Offer and Circular are deleted in their entirety and replaced by the following:

        “Expiry Date” means April 18, 2006 or such later date as is set out in a notice of variation and extension of the Offer issued at any time and from time to time extending the period during which Adastra Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

        “Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date.

2.    Recent Developments

        As at 5:00 p.m. (Toronto time) on March 31, 2006, 21,221,406 Adastra Shares had been validly deposited to the Offer and not withdrawn.

        In light of the revised Expiry Time of 5:00 p.m. (Toronto time) on April 18, 2006, it is unlikely that Shareholders will be eligible to receive, in respect of any First Quantum Shares that may be received by them pursuant to the Offer, the dividend announced by First Quantum on March 13, 2006 of Cdn.$0.265 per First Quantum Share, which will be paid on May 10, 2006 only to First Quantum shareholders of record as of April 19, 2006.

3.    Time and Manner for Acceptance

        Adastra Shares may be deposited to the Offer in accordance with the provisions of Section 4 of the Offer to Purchase, “Time and Manner for Acceptance”.

4.    Withdrawal of Deposited Shares

        Shareholders have the right to withdraw Adastra Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares”.

5.    Take Up of and Payment for Deposited Adastra Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), the Offeror will take up Adastra Shares validly deposited under the Offer (and not withdrawn prior to the Expiry Time pursuant to Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares”), promptly following the Expiry Time and, after such take up, will promptly pay for the Adastra Shares taken up pursuant to applicable law. See Section 3 of the Offer to Purchase, “Take Up of and Payment for Deposited Adastra Shares”.

6.    Amendments to the Offer

        The Offer and Circular, the Original Letters of Transmittal and the Original Notice of Guaranteed Delivery shall be read as amended in order to give effect to the specified amendments set forth in this Notice of Extension.

7.    Offerees’ Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders of Adastra with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the Shareholder’s province or territory. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

8.    Documents Filed With the SEC

        The Offeror has filed with the SEC (i) a registration statement on Form F-80 under the U.S. Securities Act, as amended, which covers the First Quantum Shares to be issued pursuant to the Offer, (ii) a tender offer statement on Schedule 14D-1F, as amended and (iii) Form F-X to appoint an agent for service of process and provide required undertakings. The Offer and Circular do not contain all of the information set forth in the registration and tender offer statements. Reference is made to those documents and the exhibits thereto for further information.

        In addition to the documents listed in Section 24 of the Original Circular, “Documents Filed with the SEC”, and in Section 15 of the notice of variation and extension dated March 21, 2006, “Documents Filed with the SEC”, the following exhibit has been filed with the SEC as part of the Registration Statement on Form F-80, as amended:

    1.        The annual information form of First Quantum dated March 31, 2006 for the year ended December 31, 2005.

9.    Directors’ Approval

        The contents of this Notice of Extension have been approved, and the sending thereof to the Shareholders has been authorized, by the First Quantum Board.

APPROVAL AND CERTIFICATE

DATED: April 3, 2006

        The contents of this Notice of Extension have been approved, and the sending thereof to Shareholders has been authorized, by the First Quantum Board.

        The foregoing, together with the Offer and Circular dated February 2, 2006, the notice of variation and extension dated March 10, 2006 and the notice of variation and extension dated March 21, 2006, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular dated February 2, 2006, the notice of variation and extension dated March 10, 2006 and the notice of variation and extension dated March 21, 2006, does not contain any misrepresentation likely to affect the value or the market price of the Adastra Shares which are the subject of the Offer.

(Signed) PHILIP K.R. PASCALL	(Signed) MARTIN R. ROWLEY
Chairman and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER ST. GEORGE	(Signed) RUPERT PENNANT-REA
Director	Director

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto

By Mail	By Registered Mail, Hand or Courier

P.O. Box 7021	100 University Avenue
31 Adelaide Street E	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Fax Number: (905) 771-4082
Toll Free (North America): 1-866-982-9674
Overseas Calls: 1-514-982-7135
E-Mail: adastraquantumoffer@computershare.com

By Hand or Courier

Montreal	Vancouver	Calgary

650 de Maisonneuve Blvd West	510 Burrard Street	Western Gas Tower
Suite 700	2nd Floor	Suite 600, 530 8th Avenue S.W.
Montreal, QC H3A 3S8	Vancouver, BC V6C 3B9	Calgary, AB T2P 3S8

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

In Canada	In the United States

200 Bay Street, 4th Floor	Two Embarcadero Center
Royal Bank Plaza, South Tower	Suite 1200
Toronto, Ontario M5J 2W7	San Francisco, California 94111
Canada	U.S.A.
Telephone: (416) 842-7675	Toll Free: 1-866-246-3902
Toll Free: 1-866-246-3902

The Information Agent for the Offer is:

501 Madison Avenue
20th Floor
New York, NY 10022
U.S.A.

Shareholders Call Toll Free:
1-888-750-5834 (English speakers)
1-877-825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

        Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The following information is applicable to the Registrant.

Indemnification of Directors and Officers

        Section 21.3 of the Registrant’s Articles provides that subject to the Business Corporations Act (British Columbia) (the “Act”), the Registrant may indemnify any person.

        Section 160 of the Act, which governs the Registrant, provides that the Registrant may, indemnify an individual who is or was a director or officer of the Registrant, is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and, except in sections 163(1)(c) and (d) and section 165 referred to below, the heirs and personal and other legal representatives of that individual (an “Eligible Party”), against all eligible penalties to which the Eligible Party is or may be liable and, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. Section 161 of the Act provides that after the final disposition of an eligible proceeding, the Registrant must pay the expenses actually and reasonably incurred by the Eligible Party in respect of that proceeding if the Eligible Party (i) has not been reimbursed for those expenses, and (ii) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

        “eligible proceeding” includes a civil, criminal, quasi-criminal, administrative or regulatory action or proceeding or investigative action, whether current, threatened, pending or completed in which the Eligible Party, by reason of an Eligible Party (other than such heirs and personal and other legal representatives) being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

        “associated corporation” is any corporation or entity referred to in the foregoing definition of Eligible Party.

        “expenses” includes costs, charges and expenses, including legal or other fees.

        “eligible penalty” means a judgment, penalty or fine awarded in or imposed in, or an amount paid in settlement of, an eligible proceeding.

        Section 162(1) of the Act provides that the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. However, section 162(2) provides that the Registrant must not make the payments referred to in section 162(1) unless the Registrant first receives from the Eligible Party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163, the Eligible Party will repay the amounts advanced.

        Section 163(1) of the Act provides that the Registrant must not indemnify or pay the expenses as described in the foregoing paragraphs, if any of the following circumstances applies:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the Eligible Party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be;

(d) in the case of an eligible proceeding other than a civil proceeding, if the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the proceeding was brought was lawful.

        In addition section 163(2) of the Act provides that if an eligible proceeding is brought against an Eligible Party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not (i) indemnify the Eligible Party against eligible penalties or (ii) pay the expenses described in the foregoing paragraphs.

        Section 164 of the Act provides that, despite the foregoing provisions, on the application of the Registrant or an Eligible Party, the Supreme Court of British Columbia may do one or more of the following:

(a) order the Registrant to indemnify an Eligible Party against any liability incurred in respect of an eligible proceeding;

(b) order the Registrant to pay some or all of the expenses incurred in respect of an eligible proceeding;

(c) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant;

(d) order the Registrant to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 165;

(e) make any other order the court considers appropriate.

        Section 165 of the Act provides that the Registrant may purchase and maintain insurance for the benefit of an Eligible Party or the heirs and personal or other legal representatives of the Eligible Party against any liability that may be incurred by reason of the Eligible Party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation.

        As contemplated by Section 165 of the Act, the Registrant has purchased insurance against potential claims against the directors or officers of the Registrant and against loss for which the Registrant may be required or permitted by law to indemnify such directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

The following exhibits have been filed as part of this Amendment No. 3 to Form F-80:(1)

Exhibit Number	Description

3.1	The revised annual information form of the Registrant dated March 30, 2005 for the year ended December 31, 2004.

3.2	The management information circular of the Registrant dated April 21, 2005 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

3.3	The comparative audited consolidated annual financial statements of the Registrant as at December 31, 2004 and 2003 and for each of the three years in the three-year period ended December 31, 2004, together with the auditor's report thereon and management's discussion and analysis of financial condition and results of operations of the Registrant for that year.

3.4	The comparative unaudited consolidated financial statements of the Registrant as at September 30, 2005 and 2004 and for the three and nine month periods ended September 30, 2005 and 2004, together with the management's discussion and analysis of financial condition and results of operations of the Registrant for that period.

3.5	The material change report of the Registrant dated February 9, 2005 relating to the expansion of the five year mine plan for the Kansanshi mine located in Zambia.

3.6	The material change report of the Registrant dated March 1, 2005 announcing the sale by the Registrant's wholly owned subsidiary, International Quantum Resources Limited, of its equity ownership stake in Anvil Mining Limited.

3.7	The material change report of the Registrant dated March 18, 2005 announcing the establishment by the Registrant of a dividend policy and the payment of an inaugural dividend of Cdn. $0.06 per share to shareholders of record on April 11, 2005.

3.8	The material change report of the Registrant dated June 28, 2005 relating to the appointment of Andrew B. Adams to the Registrant's board of directors and the resignation of Stuart Angus as a director.

3.9	The material change report of the Registrant dated August 17, 2005 relating to the declaration and payment of an interim dividend of $0.02 per share to shareholders of record on August 26, 2005.

3.10	The press release of the Registrant dated November 8, 2005, relating to its third quarter and nine month results of operations.

3.11	The press release of the Registrant dated November 14, 2005 correcting the 2005 copper production estimate contained in the "Outlook" section of the Registrant's press release of November 8, 2005, relating to its third quarter and nine month results of operations.

3.12	The material change report of the Registrant dated January 18, 2006 relating to the announcement of the share exchange takeover bid to acquire all of the outstanding common shares of Adastra Minerals Inc.

3.13	The Registrant's technical report on Form 43-101F1 dated June 9, 2005 in respect of the Frontier copper project.

3.14	The Registrant's technical report on Form 43-101F1 dated as of February 7, 2005 in respect of the Kansanshi copper project.

3.15	The Registrant's technical report on Form 43-101F1 dated March 26, 2003 in respect of the Lonshi copper mine.

3.16	The Soliciting Dealer Manager Agreement between the Registrant and RBC Capital Markets dated January 30, 2006.

3.17	The Consolidated Financial Statements of the Registrant as at December 31, 2005 and 2004.(2)

3.18	Management's discussion and analysis and financial review of the Registrant for the quarter and twelve months ended December 31, 2005.(2)

3.19	The annual information form of First Quantum dated March 31, 2006 for the year ended December 31, 2005. (filed herewith)

4.1	Consent of PricewaterhouseCoopers LLP.

4.2	Consent and qualification certificate of M. Gayle Hanssen.

4.3	Consent and qualification certificate of Douglas J. Jack.

4.4	Consent and qualification certificate of Kennedy C. Mtetwa.

4.5	Consent and qualification certificate of Erik Mattias Fackel.

4.6	Consent and qualification certificate of Anthony R. Cameron.

4.7	Consent and qualification certificate of Alan Jarvis Stephens.

4.8	Consent and qualification certificate of G. Clive Newall.

4.9	Consent of Pricewaterhouse Coopers LLC.(2)

5.1	Powers of Attorney (included on signature page of the Form F-80 filed on February 2, 2006).

_________________

(1)	Unless otherwise indicated, each of the exhibits listed above has been previously filed with the Registrant’s Form F-80 (File No. 333-131481) filed on February 2, 2006.

(2)	Previously filed with the First Quantum Minerals, Ltd.’s Amendment No. 2 to Form F-80 (File No. 333-131481) filed March 21, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings

(a)     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Form F-80 or to transactions in said securities.

(b)     The Registrant undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policy, information regarding purchases of the Registrants’ securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

(a)	On February 2, 2006 the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on the 3rd day of April 2006.

FIRST QUANTUM MINERALS LTD.

By: /s/ G. Clive Newall
G. Clive Newall
President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

First Quantum Minerals Ltd.

Signature	Title	Date

*	Chairman, Chief Executive	April 3, 2006
Philip K. R. Pascall	Officer, Director (Principal Executive Officer)

*	Chief Financial Officer, Director	April 3, 2006
Martin R. Rowley	(Principal Financial and Accounting Officer)

*	President, Director	April 3, 2006
G. Clive Newall

*	Director	April 3, 2006
Andrew B. Adams

*	Director	April 3, 2006
Rupert Pennant-Rea

*	Director	April 3, 2006
Peter St George

*	Pursuant to a power-of-attorney executed by the persons named above whose names are preceded by an asterisk, G. Clive Newall, as attorney-in-fact, does hereby sign this registration statement on behalf of each such person.(1)

By: /s/ G. Clive Newall
       G. Clive Newall
       (Attorney-in-fact)

_________________

(1)	Previously filed with First Quantum Minerals, Ltd.’s Form F-80 (File No. 333-131481) filed on February 2, 2006.

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has signed this Amendment No. 3 to the Registration Statement, solely in his capacity as the duly authorized representative of First Quantum Minerals Ltd. in the United States, in the City of Newark, State of Delaware, on April 3, 2006.

PUGLISI & ASSOCIATES (authorized U.S. Representatives)

By: /s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director